Exhibit 99.1

Statoil ASA: Information relating to the dividend for third quarter 2016

Key information relating to the cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for third quarter 2016.

Dividend amount: 0.2201

Declared currency: USD

Last day including right: 20 February at New York Stock Exchange, 21 February 2017 at Oslo Børs (Oslo Stock Exchange)

Ex-date: 21 February at New York Stock Exchange, 22 February 2017 at Oslo Børs

Record date:  23 February 2017

Payment date: On or around 7 April at Oslo Børs, 10 April 2017 at New York Stock Exchange

Date of approval: 26 October 2016

Other information:

Dividend per share in NOK will be communicated 1 March 2017.

With reference to the scrip dividend programme approved by the annual general meeting (AGM) 11 May 2016, shareholders will get the option to receive the dividend in newly issued shares at a discount. For the dividend issue for third quarter 2016, the board has set the discount to 5%. Further information on the scrip programme for third quarter 2016 will be published in due course.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)